SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

CASA MUNRAS HOTEL PARTNERS, L.P.

(Name of Subject Company)

CASA MUNRAS HOTEL PARTNERS, L.P.
(Name of Person(s) Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

None
(CUSIP Number of Class of Securities)

John F. Rothman
Casa Munras Hotel Partners, L.P.
8885 Rio San Diego Drive, Suite 220
San Diego, CA 92108
(619) 297-4040

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Persons Filing Statement)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

     (a)  The name of the subject company is Casa Munras Hotel Partners, L.P., a California limited partnership (the “Subject Company”). The address and telephone number of the Subject Company’s principal executive offices is 8885 Rio San Diego Drive, Suite 220, San Diego, CA 92108, (619) 297-4040.

     (b)  The subject class of equity securities to which this Solicitation/Recommendation Statement (this “Statement”) relates is limited partnership units of the Subject Company (the “Units”). As of March 31, 2003, 4,455 Units were issued and outstanding.

Item 2. Identity and Background of Filing Person.

     (a)  The filing person is the Subject Company.

     (b)  This Statement relates to the tender offer by MacKenzie Patterson, Inc. and its affiliates (collectively, the “Offeror”) to purchase up to 200 Units at a price of $225 per Unit, net to the selling holders of Units (each a “Unitholder”) in cash, which amount will be reduced by any cash distributions made to the selling Unitholder by the Subject Company after May 21, 2003, and a one time $35 transfer fee currently charged by the Subject Company (the “Tender Offer”). The address of the Offeror is 1640 School Street, Moraga, CA 94556.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

     The Subject Company and its affiliates have no material agreement, arrangement or understanding, nor do they have any actual or potential conflicts of interest with the Offeror, its executive officers, directors or affiliates. The Subject Company is aware that the Offeror is currently a Unitholder. Certain relationships and related transactions between the Subject Company and its affiliates are disclosed in Item 12 to the Subject Company’s Form 10-KSB for the year ended December 31, 2002 as filed with the Securities and Exchange Commission, which item is hereby incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

     (a)  The Subject Company recommends that the Unitholders reject the Tender Offer and that they do not tender their Units to the Offeror pursuant to the Tender Offer.

     (b)  The Subject Company’s reasons for its recommendations are set forth in Exhibit (a) (2) to this Statement.

     (c)  To the extent known by the Subject Company, after making reasonable inquiry, neither the Subject Company, nor any of its executive officers, directors, affiliates or subsidiaries currently intends to tender or sell any Units which are held of record or beneficially owned by such persons. The Subject Company is aware that John F. Rothman (“Rothman”) and Ronald A. Young (“Young”), the managing members of the general partner of the Subject Company are beneficial owners of Units and, to the extent known by the Subject Company, after making reasonable inquiry, they intend to hold such Units.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

     The Subject Company has not employed, retained or compensated any person to make solicitations or recommendations in connection with the transaction described herein.

Item 6. Interest in Securities of the Subject Company.

     To the best knowledge of the Subject Company, no transactions in the Units have been effected during the past 60 days by the Subject Company or any executive officer, director, affiliate or subsidiary of the Subject Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

     (a)  The Subject Company is not undertaking or engaged in any negotiations in response to the Tender Offer that relate to: (i) a tender offer or other acquisition of the Subject Company’s securities by the Subject Company or any other person; (ii) any plans, proposals or negotiations that relate to or would result in (a) any extraordinary transactions, such as a merger, reorganization or liquidation, involving the Subject Company; (b) any purchase, sale or transfer of a material amount of assets of the Subject Company; or (c) any material change in the present distribution rate or policy, or indebtedness or capitalization of the Subject Company.

     (b)  There are no transactions, agreements in principle, or signed contracts entered into by or with the Subject Company in response to the Tender Offer that relate to one or more of the events referred to in the preceding paragraph. However, the Subject Company is aware that Rothman and Young, who are affiliates of the Subject Company, currently intend to make a tender offer for Units of the Partnership as disclosed on the Schedule TO filed by them with the Securities and Exchange Commission on June 4, 2003.

Item 8. Additional Information.

     None.

Item 9. Exhibits.

     (a)  (2) Form of recommendation letter by the Subject Company to Unitholders, dated June 4, 2003.

     (a)  (5) Per Unit Valuation Analysis from Casa Munras GP, LLC, the General Partner of the Subject Company.

     (c)  (1) Appraisal by PKF Consulting of Casa Munras Garden Hotel as of March 1, 2003 (the “Appraisal”).

     (c)  (2) Consent of PKF Consulting to inclusion of the Appraisal as an exhibit hereto.

SIGNATURE

     After due inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CASA MUNRAS HOTEL PARTNERS, L.P.

By: Casa Munras GP, LLC, the General Partner

/s/ John F. Rothman
By: John F. Rothman, Managing Member

Date: June 4, 2003